ASSET PURCHASE AGREEMENT

Made as of June 24, 2024

Between

MEDICURE INTERNATIONAL INC.
(the "**Purchaser**")

and

CANAM BIORESEARCH INC.
(the "**Vendor**")

TABLE OF CONTENTS

ASSET PURCHASE AGREEMENT

This Agreement dated June 24, 2024 between

MEDICURE INTERNATIONAL INC.

a corporation formed under the laws of Barbados
(the **"Purchaser"**)

and

CANAM BIORESEARCH INC.

a corporation formed under the federal laws of Canada
(the **"Vendor"**)

RECITALS

A. The Vendor is engaged in, among other businesses, the business of developing pyridoxal 5'-phosphate ("**P5P**") analogues, the processes for their preparation, compositions containing P5P, and methods of medical treatment containing P5P analogues (the "**Business**").

B. The Vendor wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Vendor, the assets of the Vendor used in connection with the Business, upon the terms and subject to the conditions set forth herein.

FOR VALUE RECEIVED, the parties agree as follows:

ARTICLE 1– INTERPRETATION

Section 1.1 Definitions

In this Agreement:

(1) **"Affiliate"** of a Person means any Person that directly or indirectly Controls, is Controlled by, or is under common Control with, that Person, and for greater certainty includes a Subsidiary.

(2) **"Agreement"** means this agreement and all schedules to this agreement.

(3) **"Assumed Liabilities"** has the meaning given to it in Section 3.1.

(4) **"Applicable Law"** means, in respect of any Person, property, transaction, event or other matter, any present or future law, statute, regulation, code, ordinance, common law or law in equity, municipal by-law, treaty, code, rule, judgment or Order, domestic or foreign, applicable to that Person, property, transaction, event or other matter and, whether or not having the force of law, all applicable requirements, requests, official directives, rules, consents, approvals, authorizations, guidelines, practices and policies of any Governmental Authority having or

purporting to have authority over that Person, property, transaction, event or other matter and regarded by such Governmental Authority as requiring compliance.

(5) **"Books and Records"** means all books, records, files, manuals, and other documentation (including protocols, data files, research reports, and laboratory notebooks), or portion thereof, to the extent relating to the Business or Product, including (i) all data in all databases for all pre-clinical studies for all Development undertaken in connection with the Product, (ii) all file histories and other technical documents and correspondence, and (iii) all business information, tangible or intangible, to the extent relating to the Product.

(6) **"Business"** has the meaning given to such term in the recitals.

(7) **"Business Day"** means a day on which banks are open for business in the city of Winnipeg but does not include a Saturday, Sunday and any other day which is a legal holiday in such city.

(8) **"Canadian Dollars"** and the symbol **"$"** each means the lawful currency of Canada.

(9) **"Closing Date"** means the Business Day following the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 9, or such other date as may be agreed by the Parties.

(10) **"Closing Time"** means the close of business on the Closing Date.

(11) **"Commercialization"** means commercialization activities, including activities directed or relating to marketing, promoting, distributing, importing, exporting, offering for sale or selling.

(12) **"Consent"** means any consent, approval, permit, waiver, ruling, exemption or acknowledgement from any Person (other than the Vendor) which is provided for or required in respect of or pursuant to the terms of any agreement binding on the Vendor or any Contract, in connection with the sale of the Purchased Assets to the Purchaser on the terms contemplated in this Agreement, to permit the Purchaser to use the Purchased Assets to carry on the Business in the Ordinary Course of Business after the Closing Date or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement.

(13) **"Contracts"** means all pending and executory contracts, agreements and arrangements (whether oral or written) to which the Vendor is a party related to the Business at the Closing Time.

(14) **"Control"** of a Person by another Person means that the second Person directly or indirectly possesses the power to direct or cause the direction of the management and policies of the first Person, whether through the ownership of securities, by contract or by any other means and **"controlled by"** and **"under common control with"** have corresponding meanings.

(15) **"CRO Services"** has the meaning given to it in Section 4.3.

(16) **"CRO Services Notice"** has the meaning given to it in Section 4.3.

(17) **"CRO Services Revised Offer"** has the meaning given to it in Section 4.3.

(18) **"Damages"** means, whether or not involving a third party claim, any and all loss, liability, cost, claim, interest, fine, penalty, assessment, damages available at law or in equity, expense, including the costs and expenses of any action, application, claim, complaint, suit, proceeding, demand, assessment, judgment, settlement or compromise relating to it (including the costs, fees and expenses of legal counsel on a full indemnity basis without reduction for tariff rates or similar reductions and all reasonable costs of investigation and any other professional costs, fees and expenses) or diminution in value.

(19) **"Development"** means drug research and development activities, including preclinical research, discovery, lead optimization, test method development and stability testing, assay development and audit development, toxicology, formulation, quality assurance/quality control development, statistical analysis, clinical studies, packaging development, regulatory affairs, and the preparation, filing and prosecution of Drug Development Regulatory Approvals.

(20) **"Drug Development Regulatory Approvals"** means, with respect to any biological or pharmaceutical product in any jurisdiction, any and all applications, filings, approvals, consent and associated correspondence required by Applicable Law in connection with the Development, Manufacture, marking, offer to sale, sale, import or other Commercialization of such product in, or into, any jurisdiction, including any and all approvals from any Governmental Authority in respect thereof.

(21) **"Encumbrance"** means any charge, mortgage, lien, pledge, claim, restriction, security interest or other encumbrance whether created or arising by agreement, statute or otherwise at law, attaching to property, interests or rights and shall be construed in the widest possible terms and principles known under Applicable Laws relating to such property, interests or rights and whether or not they constitute specific or floating charges as those terms are understood under the laws of the Province of Manitoba.

(22) **"Excluded Assets"** means the property and assets described in Schedule 1.1(22).

(23) **"FDA"** means the United States Food and Drug Administration.

(24) **"FFDCA"** means the *U.S. Federal Food, Drug, and Cosmetic Act*.

(25) **"GST/RST"** means goods and services or retail sales tax imposed under Part IX of the *Excise Tax Act* (Canada) or *The Retail Sales Tax Act* (Manitoba), as applicable.

(26) **"Good Standing"**, when used in reference to a corporation, denotes that such corporation has not been discontinued or dissolved under the laws of its incorporating jurisdiction, that no steps or proceedings have been taken to authorize or require such discontinuance or dissolution and that such corporation has submitted all notices or returns of corporate information and all other filings required by Applicable Law to be submitted by it to any Governmental Authority.

(27) **"Goodwill"** means the goodwill of the Vendor related to the Business at the Closing Time including the right to represent the Purchaser as carrying on the Business in continuation of, and in succession to, the Vendor.

(28) **"Governmental Authority"** means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, and any government department, body, ministry, agency, tribunal, commission, board, court, bureau, arbitrator, administrative hearing body or other authority (or any department, bureau or division of the foregoing) exercising or purporting to exercise executive, legislative, judicial, Tax, regulatory, prosecutorial or administrative functions of, or pertaining to, government.

(29) **"Guarantee"** of a Person means any absolute or contingent liability of that Person under any guarantee, agreement, endorsement (other than for collection or deposit in the ordinary course of business of that Person), discount with recourse or other obligation to pay, purchase, repurchase or otherwise be or become liable or obligated upon or in respect of any Indebtedness of any other Person and including any absolute or contingent obligation to:

(a) advance or supply funds for the payment or purchase of any Indebtedness of any other Person;

(b) purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any Person to make payment of Indebtedness or to assure the holder of the Indebtedness against loss; or

(c) indemnify or hold harmless any Person from or against any losses, liabilities or damages, in circumstances intended to enable the Person to incur or pay any Indebtedness or to comply with any agreement relating thereto or otherwise to assure or protect creditors against loss in respect of the Indebtedness.

(30) "**IND Application**" an investigational new drug application filed with the FDA for authorization to commence clinical studies in the United States or Canada.

(31) **"Indebtedness"** of a Person means, without duplication:

(a) all debts and liabilities of that Person for borrowed money, including interest and penalties, whether accrued, absolute or contingent;

(b) all obligations of that Person evidenced by notes, bonds, debentures, promissory notes, mortgages or other similar instruments;

(c) all obligations of that Person in respect of letters of credit and bankers' acceptances or other similar instruments;

(d) all liabilities of that Person less all assets arising under any interest rate swap or other interest rate protection agreement or other similar interest rate agreement;

(e) all capital leases of that Person;

(f) all debts and liabilities of that Person representing the deferred acquisition cost of property and services; and

(g) all Guarantees given by that Person,

but does not include short-term obligations of that Person payable to outside or inter-company suppliers and incurred in the Ordinary Course of Business of that Person or deferred taxes of that Person.

(32) **"Indemnified Party"** means any Person entitled to indemnification under this Agreement.

(33) **"Indemnifying Party"** means any Person obligated to provide indemnification under this Agreement.

(34) **"Intellectual Property"** means:

(a) all patents, patent rights, patent applications, registrations, reissues, continuations, continuations in part, re-examinations, divisional applications and analogous rights thereto, and inventions and discovers owned (whether legally or beneficially) or used by the Vendor in the Business;

(b) all trademarks, trade names, trade mark applications and registrations, signs, trade dress, service marks, logos, slogans, brand names and other identifiers of source owned (whether legally or beneficially) or used by the Vendor in the Business;

(c) all copyrights and copyright applications and registrations owned (whether legally or beneficially) or used by the Vendor in the Business;

(d) all industrial designs and applications for registration of industrial designs and industrial design rights, design patents and industrial design registrations owned (whether legally or beneficially) or used by the Vendor in the Business;

(e) all business names, corporate names, telephone numbers, domain names, domain name registrations, website names and worldwide web addresses, social media accounts and social media handles and other communication addresses owned (whether legally or beneficially) or used by the Vendor in the Business;

(f) all computer systems, including all documentation relating thereto and the latest revisions of all related object and source codes therefor to the extent in the possession and control of the Vendor, owned (whether legally or beneficially) or used by the Vendor in the Business;

(g) all rights and interests in and to processes, lab journals, notebooks, data, databases, confidential information, trade secrets, designs, Know-How, technical information, product formulae and information, manufacturing, engineering and other technical drawings and manuals, technology, blue prints, research and development reports, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information owned (whether legally or beneficially) or used by the Vendor in the Business;

(h) all integrated circuit topographies, integrated circuit topography applications and registrations, mask works, mask work applications and registrations and analogous rights to them owned (whether legally or beneficially) or used by the Vendor in the Business;

(i) all other intellectual property and intellectual property rights owned (whether legally or beneficially) or used by the Vendor in carrying on, or arising from the operation of, the Business, and foreign equivalents or counterpart rights, in any jurisdiction throughout the world;

(j) all licences granted by the Vendor of the intellectual property described in paragraphs (a) to (i) above;

(k) all future income and proceeds from any of the intellectual property listed in paragraphs (a) to (i) above and the licences described in paragraph (j) above;

(l) all rights to damages and profits by reason of the infringement of any of the intellectual property described in items (a) to (i) above and the licences described in item (j) above; and

(m) all Goodwill associated with any of the foregoing.

(35) **"Interim Period"** means the period from and including the date of this Agreement to and including the Closing Date.

(36) **"Inventor Patent Assignment"** means an assignment with respect to the Patent, by which the inventors have agreed to assign all their right tile and interest in the Patent to the Vendor.

(37) **"Know-How"** means any proprietary or confidential information and materials, including records, discoveries, inventions, improvements, modifications, processes, techniques, methods, assays, chemical or biological materials, designs, protocols, formulas, data (including physical data, chemical data, toxicology data, animal data, raw data, clinical data, and analytical and quality control data), dosage regimens, control assays, product specifications, marketing, algorithms, technology, forecasts, profiles, strategies, plans, results in any form whatsoever, know-how and trade secrets, technology, compositions, reagents, constructs, compounds, discoveries, results of experimentation or testing, skill and experience, papers, invention disclosures, blueprints, drawings, research data and results, flowcharts, diagrams, chemical compositions, formulae, diaries, notebooks, compilations of information, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals, and all claims and rights related thereto (in each case, patentable, copyrightable, or otherwise). Without limitation to the foregoing, "Know-How" shall include all of the foregoing to the extent incorporated in, underlying, or otherwise associated with the publications of the Vendor related to or describing the Product.

(38) **"Liabilities"** of a Person means all Indebtedness, obligations and other liabilities of that Person whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.

(39) **"Licence"** means any licence, permit, authorization, approval or other evidence of authority related to the Business issued or granted to, conferred upon, or otherwise created for, the Vendor by any Governmental Authority.

(40) "**Manufacture**" means drug manufacturing, formulation and packaging activities, including related quality control and quality assurance activities.

(41) **"Material"**, and its derivatives, mean a circumstance or event which would reasonably be considered to adversely affect the decision of a third party purchaser, acting reasonably, to complete the purchase of the Business on the terms contained in this Agreement.

(42) "**Medical Product Regulatory Authority**" means any Governmental Authority that is concerned with the safety, efficacy, reliability, manufacture, investigation, sale or marketing of pharmaceuticals, medical products, biologics or biopharmaceuticals, including, without limitation, the FDA.

(43) "**NDA**" means a New Drug Application, as defined in the FFDCA, which is required to be approved by FDA before the marketing of a product for its FDA-approved intended use, and its equivalent in other countries or regulatory jurisdictions or any successor application or procedure.

(44) **"NDA Approval"** means approval of an NDA by a Medical Product Regulatory Authority, which approval is evidenced in a written communication from the appropriate Medical Product Regulatory Authority.

(45) "**Net Proceeds**" means the proceeds from a Subsequent Transaction actually received by the Purchaser hereof, after all costs of such Subsequent Transaction have been deducted, including sales taxes, advisor fees, legal fees and all related expenses;

(46) **"Notice"** means any notice, approval, demand, direction, consent, designation, request, document, instrument, certificate or other communication required or permitted to be given under this Agreement.

(47) **"Order"** means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

(48) **"Ordinary Course of Business"** means the ordinary and usual course of the routine daily affairs of the Business, consistent with past practice.

(49) **"Outside Date"** means August 15, 2024.

(50) **"Party"** means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and **"Parties"** means every Party.

(51) "**Patent**" means International Patent Application No. PCT/CA2022/051832 filed December 15, 2022 with respect to the Product.

(52) **"Person"** is to be broadly interpreted and includes an individual, a partnership, a corporation, a trust, a joint venture, any Governmental Authority or any incorporated or

unincorporated entity or association of any nature and the executors, administrators, or other representatives of an individual in such capacity.

(53) **"Prime Rate"** for any day means the rate of interest expressed as a rate per annum that Royal Bank of Canada establishes at its head office in Toronto, Ontario as a reference rate of interest that it will charge on that day for Canadian Dollar demand loans to its corporate customers in Canada and which it at present refers to as its "prime rate".

(54) **"Product"** means any pyridoxal 5'-phosphate analog in the Purchased Assets.

(55) **"Purchase"** means the transaction of purchase and sale of the Purchased Assets contemplated by this Agreement.

(56) **"Purchase Price"** has the meaning given to it in Article 4.

(57) **"Purchased Assets"** means all of the Vendor's right, title and interest, direct or indirect, in and to the assets, properties, and rights of the Vendor, in each case free and clear of any Encumbrances, set forth on Schedule 1.1(57).

(58) **"Purchaser's Indemnified Parties"** means the Purchaser, the Purchaser's Affiliates and their respective directors, officers, employees and agents.

(59) **"Regulatory Approval"** means any approval, consent, ruling, authorization, notice, permit or acknowledgement that may be required from any Person pursuant to Applicable Law or under the terms of any Licence or the conditions of any Order in connection with the sale of the Purchased Assets to the Purchaser on the terms contemplated in this Agreement, to permit the Purchaser to carry on the Business in the Ordinary Course of Business after the Closing Date or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement.

(60) **"Subsequent Transaction"** has the meaning given to it in Section 4.2.

(61) **"Subsidiary"** of a Person means (a) a "subsidiary" of that Person within the meaning of the *Canada Business Corporations Act* as in force on the date hereof, or (b) a Person otherwise under the direct or indirect Control of the first-mentioned Person.

(62) "**Tax Act**" means the *Income Tax Act* (Canada)**;**

(63) **"Taxes"** includes all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority, including income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services, harmonized sales or other value-added, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges, and other assessments or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, employment insurance and unemployment insurance premiums and workers compensation premiums, together with all

fines, interest, penalties on or in respect of, or in lieu of or for non-collection or non-payment of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges, whether disputed or not.

(64) "**Transaction Taxes**" has the meaning given to it in Section 5.1.

(65) "**TSXV Approval**" means the approval or confirmation of no objection from the TSX Venture Exchange with respect to the Purchaser and its Affiliates for the transactions contemplated by this Agreement.

(66) **"Vendor's Indemnified Parties"** means the Vendor and the Vendor's Affiliates and their respective directors, officers, employees and agents.

Section 1.2 Actions on Non-Business Days

If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

Section 1.3 Currency and Payment Obligations

Except as otherwise expressly provided in this Agreement:

(a) all dollar amounts referred to in this Agreement are stated in Canadian Dollars ("USD" refers to United States dollars);

(b) any payment contemplated by this Agreement shall be made by wire transfer of immediately available funds to an account specified by the payee, by cash, by certified cheque or by any other method that provides immediately available funds; and

(c) except in the case of any payment due on the Closing Date, any payment due on a particular day must be received by and be available to the payee not later than 2:00 p.m. on the due date at the payee's address for notice under Section 12.3 or such other place as the payee may have specified in writing to the payor in respect of a particular payment and any payment made after that time shall be deemed to have been made and received on the next Business Day.

Section 1.4 Calculation of Interest

In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

Section 1.5 Calculation of Time

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Winnipeg time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the

period shall be deemed to expire at 5:00 p.m. Winnipeg time on the next succeeding Business Day.

Section 1.6 Made Available to the Purchaser

Any reference in this Agreement to a document or matter being made available to the Purchaser or being provided to the Purchaser means that such document or matter has been posted in the Vendor's virtual data room to which the Purchaser has had access; provided that access to the document or matter through the virtual data room has been granted to the Purchaser at least five Business Days before the date of this Agreement.

Section 1.7 Best of Knowledge

Any statement in this Agreement expressed to be made to "the Vendor's knowledge" or any other similar knowledge qualification shall be understood to be made on the basis of the actual knowledge of any director or officer of the Vendor, after diligent inquiry, of the relevant subject matter or on the basis of such knowledge of the relevant subject matter as such individual would have had if he or she had conducted such diligent inquiry (including inquiry of any other Person who has responsibility with respect to, or who could reasonably be expected to have knowledge of the matters in question).

Section 1.8 Additional Rules of Interpretation

(1) ***Gender and Number.*** In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2) ***Headings and Table of Contents.*** The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3) ***Section References.*** Unless the context requires otherwise, references in this Agreement to Sections or Schedules are to sections or schedules of this Agreement.

(4) ***Words of Inclusion.*** Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation" and the words following "include", "includes" or "including" shall not be considered to set forth an exhaustive list.

(5) ***Statute References.*** Unless otherwise indicated, all references in this Agreement to any statute include the regulations under that statute, as such statute and regulations may be amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference in this Agreement to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith and which are legally binding.

(6) ***Document References.*** All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended,

supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(7) ***Writing.*** References to "in writing", "written" and similar expressions include material that is printed, handwritten, typewritten, faxed, emailed, or otherwise capable of being visually reproduced at the point of reception.

Section 1.9 Schedules

The following are the schedules annexed to this Agreement and incorporated by reference and deemed to be part hereof:

SCHEDULE 1.1(54) – PURCHASED ASSETS

SCHEDULE 2.2(6) – EXCLUDED ASSETS

SCHEDULE 3.1 – ASSUMED LIABILITIES

SCHEDULE 6.4(4) – CONTRACTS

SCHEDULE 6.5(3) – LITIGATION

ARTICLE 2 – PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Purchased Assets

Upon and subject to the terms and conditions of this Agreement, the Vendor shall sell and the Purchaser shall purchase at the Closing Time, the Purchased Assets.

Section 2.2 Excluded Assets

Notwithstanding anything in this Agreement to the contrary, the Excluded Assets shall be excluded from and shall not constitute Purchased Assets.

Section 2.3 Closing

The closing of the Purchase shall take place will take place remotely via the electronic exchange of documentation at the Closing Time.

Section 2.4 Closing Procedures

Subject to the satisfaction or waiver by the relevant Party of the conditions of closing set forth in Article 9, at the completion of the Purchase:

(a) The Vendor shall assign and transfer to Purchaser all of its right, title and interest in, to and under the Purchased Assets by delivery of:

(i) an intellectual property assignment agreement duly transferring all the Intellectual Property to the Purchaser; and

(ii) such other instruments of conveyance, assignment and transfer as shall be effective to vest in Purchaser all of Vendor's right, title and interest in, to and under the Purchased Assets.

(b) The Purchaser shall pay the Purchase Price to the Vendor as contemplated by Article 4.

ARTICLE 3– LIABILITIES

Section 3.1 Assumed Liabilities

In connection with the purchase and sale of the Purchased Assets pursuant to this Agreement, the Purchaser shall not assume any Liabilities of the Vendor, however or whenever arising, except as set forth on Schedule 3.1 (the "**Assumed Liabilities**").

Section 3.2 Excluded Liabilities.

Except for the Assumed Liabilities, notwithstanding any other provision of this Agreement to the contrary or any disclosure to the Purchaser, the Purchaser is not assuming or obligated to pay, perform or otherwise discharge (and the Vendor shall retain, pay, perform or otherwise discharge without recourse to the Purchaser) any Liabilities of the Vendor of any kind, character or description whatsoever, whether direct or indirect, known or unknown, absolute or contingent, matured or unmatured, and currently existing or hereinafter arising.

ARTICLE 4 – PURCHASE PRICE

Section 4.1 Purchase Price

The purchase price payable by the Purchaser to the Vendor for the Purchased Assets (the **"Purchase Price"**) will be equal to the aggregate of:

(a) one hundred thousand dollars ($100,000.00), by payment on the Closing Date of such amount to or to the order of the Vendor in immediately available funds; and

(b) subject to the occurrence of the following milestone events, cash payments payable to or to the order of the Vendor in immediately available funds within five (5) days after the occurrence of the corresponding milestone event, as follows:

(i) five hundred thousand dollars ($500,000), earned upon the Purchaser filing its first IND Application related to the Product;

(ii) two hundred fifty thousand dollars ($250,000), earned upon the Purchaser filing its first NDA related to the Product; and

(iii) five hundred thousand dollars ($500,000), earned upon the Purchaser obtaining an NDA Approval for the Product.

Section 4.2 Subsequent Transactions

In addition to the Purchase Price, the Purchaser shall pay to the Vendor 10% of Net Proceeds received from any third party who is not an Affiliate of the Purchaser with respect to any transactions relating to the Purchased Assets (a "**Subsequent Transaction**"), including but not limited to:

(a) the sale or transfer of all or substantially all of the assets relating to the Business to a third party purchaser who is not an Affiliate of the Purchaser;

(b) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit the Product, up to a maximum value payable to the Vendor of twenty million dollars ($20,000,000); or

(c) the sale of an FDA priority review voucher obtained in connection with the development of the Product.

Section 4.3 Obligation to Negotiate for CRO Services

For a period of seven (7) years from the Closing Date, in the event that the Purchaser intends to retain a contract research organization to provide services related to the development of the Product ("**CRO Services**"), prior to entering into any agreement for CRO Services with any third party, the Purchaser shall be obligated to notify the Vendor of its intention to obtain CRO Services (the "**CRO Services Notice**"). Within three (3) Business Days following receipt of the CRO Services Notice, the Vendor may notify the Purchaser that it wishes to provide such CRO Services to the Purchaser, following which the Parties shall enter into good faith negotiations respecting the terms of the CRO Services to be provided.

The Purchaser shall not be precluded from entering into negotiations with third party service providers for the provision of the CRO Services. In the event a third party service provider is willing to provide the CRO Services on terms that are, in the opinion of the Purchaser, more favourable than those offered by the Vendor, the Purchaser shall notify the Vendor, such notice to include particulars regarding why the Purchaser deems such terms as being more favourable, and the Purchaser shall provide the Vendor with an opportunity to provide a revised offer for CRO Services (the "**CRO Services Revised Offer**"). If the Purchaser, acting reasonably, in its sole discretion, determines that the CRO Services Revised Offer is in any way less favourable than the terms offered by the third party service provider for the CRO Services, the Purchaser shall be entitled to enter into an agreement for the CRO Services with such third party service provider.

Section 4.4 Option to Repurchase the Purchased Assets

In the event that the Purchaser does not file an IND Application within seven (7) years from the Closing Date, unless said failure to file an IND application is due to circumstances beyond the control of Purchaser, in which case the seven year period will be extended to a time when said circumstances are no longer extant, the Vendor shall have the option at any time after such date to repurchase the Purchased Assets and all other assets used in the operation of the Business from the Purchaser, at a price equal to the aggregate of all expenses incurred by the

Purchaser in connection with the Development of the Product, but, in any event, not exceeding the sum of six million five hundred thousand dollars ($6,500,000 USD).

ARTICLE 5– TAX MATTERS

Section 5.1 Transfer Taxes

The Purchase Price specified above is inclusive of all sales, goods and services, transfer or other Taxes or fees payable in connection with the transactions contemplated by this Agreement (the "**Transaction Taxes**"). The Vendor shall be responsible for the payment of all Transaction Taxes and to remit any GST/RST to the appropriate Governmental Authority in respect of the sale of the Purchased Assets contemplated herein.

Section 5.2 Allocation

The Purchase Price shall be allocated as to $99,999.00 to the Patent and as to $1.00 to all other Purchased Assets and the Purchaser and Vendor agree to (i) prepare and file each of their respective tax returns on a basis consistent with such allocation and (ii) unless otherwise required by Applicable Law, take no position inconsistent with such allocation schedule on any applicable tax return, in any audit or proceeding before any taxing authority, in any report made for tax, financial accounting, or for any other purpose.

ARTICLE 6 – REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to the Purchaser as stated below and acknowledges that the Purchaser is relying on the accuracy of each such representation and warranty in entering into this Agreement and completing the Purchase.

Section 6.1 Corporate Matters

(1) **Status and Capacity of Vendor.** The Vendor has been duly incorporated and organized, is a subsisting corporation in Good Standing under the federal laws of Canada, and has the corporate power and capacity and is duly qualified to own or lease its property and to carry on the Business as now conducted in each jurisdiction in which it owns or leases property or carries on the Business. The Vendor has full corporate power and capacity to execute and deliver this Agreement and to consummate the Purchase and otherwise perform its obligations under this Agreement.

(2) **Authorization of Purchase.** The execution and delivery of this Agreement and the consummation of the Purchase have been duly and validly authorized by all necessary corporate action on the part of the Vendor and its shareholders.

(3) **Enforceability.** This Agreement has been duly and validly executed and delivered by the Vendor and is a valid and legally binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

(4) **Residence.** The Vendor is not a non-resident of Canada within the meaning of the Tax Act.

(5) **Investments.** The Vendor is not subject to any obligation or requirement to provide funds to or make any investment in any Person by loan, capital contribution or otherwise.

(6) **Books and Records.** The Books and Records, all of which have been provided to the Purchaser, are complete and accurate records of the information purported to be reflected therein.

Section 6.2 Consents, etc.

(1) **No Other Purchase Agreements.** No Person has any agreement, option, understanding or commitment, or any right or privilege (whether by law, or by any pre-emptive or other contractual right) capable of becoming an agreement, option or commitment for the purchase or other acquisition from the Vendor of any of the Purchased Assets, other than in the Ordinary Course of Business.

(2) **Consents and Regulatory Approvals.** The Vendor is under no obligation, contractual or otherwise, to request or obtain any Consent or Regulatory Approval or to give any notice to any Governmental Authority or other Person:

(a) by virtue of or in connection with the execution, delivery or performance by the Vendor of this Agreement or the completion of the Purchase;

(b) to avoid the loss of any Licence or to avoid the violation, breach or termination of, or any default under, or the creation of any Encumbrance under the terms of, any Applicable Law; or

(c) in order that the authority and ability of the Purchaser to carry on the Business in the Ordinary Course of Business and in the same manner as presently conducted by the Vendor remains in good standing and in full force and effect as of and following the Purchase.

(3) **Taxes.** There are no Encumbrances for Taxes upon any of the Purchased Assets and no event has occurred with which the passage of time or the giving of notice, or both, could reasonably be expected to result in an Encumbrance for Taxes on any of the Purchased Assets.

Section 6.3 Assets

(1) **Title to and Sufficiency of Assets.** The Vendor is the owner of and has good and marketable title to all of the Purchased Assets, free and clear of all Encumbrances. There are no agreements or commitments to purchase property or assets by the Vendor for use in the Business, other than in the Ordinary Course of Business. The Purchased Assets constitute all the property and assets used or held for use in connection with the Business and are sufficient to permit the continued operation of the Business after the Purchase in substantially the same manner as conducted prior to the Closing Date.

(2) **Intellectual Property**

(a) Schedule 1.1(56) sets forth a complete and accurate list of: (a) all Intellectual Property whether or not such Intellectual Property has been registered or whether

applications for registration have been filed by or on behalf of Vendor; and (b) all of the particulars of such Intellectual Property, including the particulars of all registrations and applications for registration in respect of such Intellectual Property. The Intellectual Property disclosed in Schedule 1.1(56) is valid, enforceable and subsisting and includes all of the Intellectual Property used in, or necessary to carry on, the Business. The Vendor has taken all reasonably necessary action to maintain and protect the rights, title and interest of the Vendor in the Intellectual Property, and has paid all fees and made all maintenance filings which have become due to any Government Authority with respect to the Intellectual Property.

(b) The Vendor has good and valid title to all of the Intellectual Property, free and clear of any and all Encumbrances, except in the case of any Intellectual Property licensed to the Vendor as disclosed in Schedule 1.1(56). Complete and correct copies of all agreements whereby any rights in any of the Intellectual Property have been granted or licensed to the Vendor have been provided to the Purchaser. All such agreements are in good standing and in full force and effect. No royalty or other fee is required to be paid by the Vendor to any other Person in respect of the use of any of the Intellectual Property except as provided in such agreements delivered to the Purchaser. The Vendor has satisfied in full all payments, including any royalties and other fees, that are payable pursuant to such agreements and that have a payment deadline on or before the Closing Date.

(c) Schedule 1.1(56) lists any agreements whereby any rights in any of the Intellectual Property have been granted or licensed by the Vendor to any other Person. Complete and correct copies of all such agreements have been provided to the Purchaser. Except in the case of Intellectual Property licensed to or by the Vendor as indicated in Schedule 1.1(56), the Vendor has the exclusive right to use all of the Intellectual Property and has not granted any license or other rights to any other Person in respect of the Intellectual Property. The Vendor has collected in full all payments, including any royalties and other fees, that are payable pursuant to such agreements and that have a payment deadline on or before the Closing Date.

(d) Except as disclosed in Schedule 1.1(56), there are no restrictions on the ability of the Vendor or any successor to or assignee from the Vendor to make, construct, use, sell and otherwise exploit all rights and interests in, to and associated with the Intellectual Property. All statements contained in all applications for registration of the Intellectual Property were true and correct as of the date of such applications. Each of the trademarks and trade names included in the Intellectual Property is in use.

(e) To the Vendor's knowledge, the conduct of the Business and the making, constructing, use, and selling of the Intellectual Property do not infringe, and the Vendor has not received any notice, complaint, threat or claim alleging infringement or misappropriation of, any intellectual property or proprietary right of any other Person. No Person has challenged the validity of any of the

registrations or applications for registration of the Intellectual Property or the rights, title, or interest of the Vendor in or to any of the Intellectual Property.

(f) Nothing has come to the attention of the Vendor to the effect that any Person may be infringing or misappropriating any rights in or to the Intellectual Property.

(g) With respect to any trade secrets and know-how (including Know-How), the documentation relating to such trade secrets and know-how is current, accurate and in sufficient detail and content to identify and explain it and allow its full and proper use without reliance on the knowledge or memory of any individual. The Vendor has taken all reasonable precautions to protect the secrecy, confidentiality and value of any and all confidential information, trade secrets and know-how (including Know-How).

(h) The Vendor has secured from each current and former officer, employee, consultant, contractor and other Person who has independently or jointly contributed to or participated in the conception, reduction to practice, creation, development or invention of any Intellectual Property a written agreement setting forth obligations of confidentiality and presently assigning, and agreeing to assign, to the Vendor or any of Vendor's Affiliates all of their rights, title and interest in and to such Intellectual Property, such that the Vendor has unencumbered and unrestricted exclusive ownership of all right, title and interest in and to such Intellectual Property including the Intellectual Property created, reduced to practice, developed or invented by such individuals in connection with the Development and Manufacture of the Product. In addition, the Vendor has secured from each current and former officer, employee, consultant, contractor and other Person who has independently or jointly contributed to or participated in the conception, reduction to practice, creation, development or invention of any Intellectual Property a written agreement presently waiving, and agreeing to waive, all of their moral rights in and to such Intellectual Property.

(i) There are no claims pending or, to Vendor's knowledge, threatened against the Vendor or before any Governmental Authority, challenging the validity of any Intellectual Property.

(j) No funding from any third party has been used in the Development of the Product or creation of any Intellectual Property. No third party has retained or has been granted any rights (including rights to receive payment) with respect to Commercialization of the Product.

(k) The Vendor maintains policies and procedures regarding data security and privacy that are commercially reasonable and in compliance with all obligations to third parties with whom it has contracted and under Applicable Law.

Section 6.4 Conduct of Business

(1) **Ordinary Course.** The Business will be carried on in the Ordinary Course of Business after the date of this Agreement and up to the Closing Date.

(2) **Necessary Assets.** The Purchased Assets are sufficient for the conduct of the Business as currently conducted and include all proprietary rights, trade secrets and other property and assets, tangible and intangible, applicable to or used in connection with the Business. Neither the Vendor nor any other Person owns any other assets which are being used in or are reasonably necessary to carry on the Business in the Ordinary Course of Business.

(3) **Restrictions on Doing Business.** The Vendor is not a party to or bound by any agreement or commitment which would restrict or limit the rights of the Purchaser to carry on or compete in any business or activity or to solicit business from any Person or in any geographical area or otherwise to conduct the Business as currently conducted and as proposed to be conducted. The Vendor is not subject to any legislation or any judgement, Order or requirement of any court or other Governmental Authority which is not of general application to Persons carrying on a business similar to the Business. To the Vendor's knowledge, there are no facts or circumstances which could Materially adversely affect the ability of the Purchaser to continue to operate the Business as presently conducted following the completion of the Purchase.

(4) **Contracts.** Schedule 6.4(4) lists or identifies all Contracts. The Vendor is not, nor is any other party to any Contract in default under any Contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any Contract by the Vendor or any other party to any Contract. Each Contract is in full force and effect, unamended by written or oral agreement, and the Vendor is entitled to the full benefit and advantage of each Contract in accordance with its terms. The Vendor has not received any notice of a default by the Vendor under any Contract or of a dispute between the Vendor and any other Person in respect of any Contract. The completion of the Purchase will not afford any party to any of the Contracts or any other Person the right to terminate any Contract nor will the completion of such transactions result in any additional or more onerous obligation on the Vendor or the Purchaser under any Contract.

Section 6.5 General Matters

(1) **Compliance with Constating Documents, Agreements and Applicable Laws.** The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by the Vendor, and the completion of the Purchase, will not constitute or result in a violation or breach of or default under, or cause the acceleration of any obligations of the Vendor under:

(a) any term or provision of any of the articles, by-laws or other constating documents of the Vendor;

(b) the terms of any Contract;

(c) any term or provision of any of any Licence or Order or any Applicable Law.

(2) **Compliance with Laws.** The Vendor in carrying on the Business is not in violation of any Applicable Law, including laws relating to its operations, products, manufacturing processes, advertising, sales or employment practices, wages and hours, product safety or civil rights.

(3) **Litigation.** Except for the matters referred to in Schedule 6.5(3), there are no actions, applications, complaints, claims, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of the Vendor) pending or, to the Vendor's knowledge, threatened, by or against or affecting the Vendor related to the Business, at law or in equity, or before or by any court or other Governmental Authority which might result in any Material adverse change in the business, affairs or prospects of the Business, financial or other or which might adversely affect the ability of the Vendor to enter into this Agreement or to consummate the Purchase nor are there grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success.

(4) **Full Disclosure.** The representations and warranties of the Vendor contained in this Agreement and in any certificate or other material delivered under this Agreement are accurate and complete, do not contain any untrue statement of a Material fact or, considered in the context in which presented, omit to state a Material fact necessary in order to make the statements and information contained herein or therein not misleading. Without restricting the generality of the foregoing, there are no facts known to the Vendor which should be disclosed to the Purchaser in order to make any of the representations and warranties contained in this Agreement not misleading or which may have a Materially adverse affect on the Business or its operations, and no facts are known to the Vendor which may Materially adversely affect the Business or would operate to prevent the Purchaser from using the Purchased Assets to operate the Business in the manner in which the Vendor has operated the Business prior to the date of this Agreement.

ARTICLE 7– REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendor as stated below and acknowledges that the Vendor is relying on the accuracy of each such representation and warranty in entering into this Agreement and completing the Purchase.

Section 7.1 Status

The Purchaser is a subsisting corporation in Good Standing under the federal laws of Canada and has full corporate power and authority to execute and deliver this Agreement and to consummate the Purchase.

Section 7.2 Due Authorization

The execution and delivery of this Agreement and the consummation of the Purchase have been duly and validly authorized by the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the Purchase.

Section 7.3 Enforceability

This Agreement has been duly and validly executed and delivered by the Purchaser and is a valid and legally binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms.

Section 7.4 Investment Canada Act

The Purchaser is not a "non-Canadian" within the meaning of the *Investment Canada Act*.

ARTICLE 8– COVENANTS

Section 8.1 General Covenants

During the Interim Period, except as otherwise consented to by the Purchaser, the Vendor shall:

(1) **Operations.** Carry on the Business in the usual and ordinary course in substantially the same manner as heretofore conducted and preserve intact its present business organization and take any and all such further actions reasonably requested by the Purchaser to the end that the Business shall not be impaired in any Material respect at the Closing Date;

(2) **Agreements.** Perform its obligations under agreements, contracts and instruments related to or affecting the Business and the Purchased Assets;

(3) **Books and Records.** Maintain the Books and Records in the Ordinary Course of Business;

(4) **Compliance with Laws.** Comply with all Applicable Laws applicable to the Business;

(5) **Additional Agreements.** Not enter into or assume any agreement, contract or commitment related to the Business, except in the Ordinary Course of Business;

(6) **Inconsistent Activities.** Not solicit or encourage any inquiries or proposals or initiate discussions or negotiations with, or provide any information to any third party (other than the Purchaser) concerning, or enter into any transaction involving, the acquisition of all or any part of the Business or the Purchased Assets;

(7) **Disposition of Assets.** Except in the Ordinary Course of Business, not sell, transfer, mortgage, encumber or otherwise dispose of, or agree to sell, transfer, mortgage, encumber or otherwise dispose of any properties or assets related to the Business, real, personal or mixed; and

(8) **Representations and Warranties.** Not do anything that would cause any of the representations and warranties of the Vendor under this Agreement or under any document delivered pursuant to this Agreement to be false or misleading.

Section 8.2 TSXV Approval

The Purchaser agrees to use its commercially reasonable efforts to obtain TSXV Approval as soon as reasonably practicable, if required, and the Vendor agrees to reasonably co-operate with the Purchaser to provide any documents or information reasonably required in connection therewith.

Section 8.3 Non-Assignable Assets

If any of the Purchased Assets shall not be assignable, or shall only be assignable with the Consent of a third party (**"Third Party Approval"**), the Vendor shall

(a) during the Interim Period use all reasonable efforts, in co-operation with the Purchaser, to secure any Third Party Approval required in connection with the assignment of such Purchased Asset prior to the Closing Date; and

(b) where such Purchased Asset is not assignable or any Third Party Approval in respect of such Purchased Asset has not been obtained prior to the Closing Date and the Purchaser has waived the condition provided by Section 9.1(9) with respect to such Third Party Approval, pending the effective transfer of such Purchased Asset, hold all rights or entitlements that the Vendor has in trust for the exclusive benefit of the Purchaser, provided that the Purchaser shall pay, perform and discharge all obligations arising or accruing with respect thereto as of the Closing Date.

Section 8.4 Access

The Purchaser and its auditors, counsel and other representatives shall be afforded immediate and continuous access at all reasonable times to all premises of, corporate, financial and other books and records of, and all policies of insurance, contracts, leases, deeds and other documents in the possession or control of, the Vendor to enable the Purchaser to investigate the affairs of the Business, and the Vendor shall furnish to the Purchaser or its representatives such information with respect to the Business and its affairs as the Purchaser may reasonably request, but no such investigation shall prejudice the rights of the Purchaser under this Agreement.

ARTICLE 9 – CONDITIONS

Section 9.1 Purchaser's Conditions

The obligations of the Purchaser under this Agreement are subject to the conditions set out in this Section 9.1, which are for the exclusive benefit of the Purchaser and all or any of which may be waived, in whole or in part, by the Purchaser in its sole discretion by Notice given to the Vendor. The Vendor shall take all actions, steps and proceedings as are reasonably within its control to cause each of the conditions to be fulfilled or performed at or before the Closing Time.

(1) **Truth of Representation and Warranties.** All representations and warranties of the Vendor contained in this Agreement shall have been true in all material respects, except for representations and warranties that contain a materiality qualification which shall be true in all respects, as of the date of this Agreement and shall be true in all material respects, except for representations and warranties that contain a materiality qualification, which shall be true in all respects, as of the Closing Date with the same effect as though made on and as of that date (except to the extent that any representation or warranty is affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement, or otherwise consented to in writing by the Purchaser).

(2) **Bringdown Certificate.** The Vendor shall have delivered to the Purchaser a certificate addressed to the Purchaser dated the Closing Date certifying that: (i) the Vendor has fulfilled or complied in all material respects with each of the covenants of the Vendor contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing Time, and (ii) the representations and warranties of the Vendor set forth in this Agreement are true and correct as of the Closing Time in all material respects.

(3) **Adverse Proceedings.** No action or proceeding shall be pending or threatened which could reasonably be expected to enjoin, impair or prohibit the completion of the Purchase or which could prevent or impair the operation of the Business after the Closing Date in substantially the same manner as it was operated before the Closing Date.

(4) **Material Adverse Change.** No damage to or destruction of a Material part of Purchased Assets shall have occurred and no change shall have occurred in the operations, condition, affairs or prospects of the Business, financial or other, including any change arising as a result of a change in Applicable Law or the revocation of any Licence, other than changes in the Ordinary Course of Business which, in the reasonable business judgement of the Purchaser, are not expected to be Materially adverse to the Business.

(5) **Corporate Action.** All appropriate action of the directors, shareholders and officers of the Vendor shall have been taken.

(6) **TSXV Approval**. The Purchaser shall have received the TSXV Approval.

(7) **Inventor Patent Assignment**. The Vendor shall have delivered to the Purchaser a fully executed copy of the Inventor Patent Assignment, in a form reasonably acceptable to the Purchaser.

(8) **Patent Filings**. The Patent shall have entered the national or regional phase in the jurisdictions of Europe, the United States, Canada, China, South Korea, Brazil, Australia, Japan, Mexico and India, as applicable, prior to the due date for such phase, and the Vendor shall have delivered to the Purchaser the filing receipt issued by such jurisdictions.

(9) **Approvals, Consents, etc.** All Consents and Regulatory Approvals shall have been received and shall be absolute or on terms reasonably acceptable to the Purchaser.

Section 9.2 Vendor's Conditions

The obligations of the Vendor under this Agreement are subject to the conditions set out in this Section 9.2 which are for the exclusive benefit of the Vendor and all or any of which may be waived by the Vendor in its sole discretion, by Notice given to the Purchaser. The Purchaser shall take all actions, steps and proceedings as are reasonably within its control to cause each of such conditions to be performed at or before the time specified for closing.

(1) **Confirmation of Representation and Warranties.** All representations and warranties of the Purchaser contained in this Agreement shall be true as of the Closing Date with the same effect as though made on and as of that date and the Purchaser shall have delivered to the Vendor a certificate addressed to the Purchaser to the foregoing effect dated the Closing Date.

(2) **Purchaser's Obligations.** The Purchaser shall have performed each of its obligations under this Agreement to the extent required to be performed on or before the Closing Date.

ARTICLE 10 – SURVIVAL AND INDEMNIFICATION

Section 10.1 Survival

All provisions contained in this Agreement and in any other agreement, certificate or instrument executed and delivered hereunder, other than the conditions in Article 9, shall not merge on the closing of the Purchase but shall survive the execution, delivery and performance of this Agreement, the closing of the Purchase and the execution and delivery of any transfer documents or other documents of title to the Purchased Assets and all other agreements, certificates and instruments executed and delivered hereunder and the payment of the consideration for the Purchased Assets.

Section 10.2 Indemnity by Vendor

The Vendor shall indemnify the Purchaser's Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatever to:

(a) any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(b) any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; or

(c) any breach or alleged breach of any Contract or Licence by the Vendor which occurred prior to the Closing Date or any such breach which occurs after the Closing Date but arises out of a continuation of a course of conduct which commenced prior to the Closing Date.

Section 10.3 Indemnity by the Purchaser

The Purchaser shall indemnify the Vendor's Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatever to:

(a) any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; and

(b) any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement.

Section 10.4 Indemnification Procedures

Whenever any claim shall arise for indemnification hereunder, the Indemnified Party shall promptly provide written notice of such claim to the Indemnifying Party. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any action by a Person who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such action, the Indemnified Party may, but shall not be obligated to, defend against such action in such manner as it may deem appropriate, including settling such action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any Damages resulting therefrom. The Indemnifying Party shall not settle any action without the Indemnified Party's prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 10.5 Interest

All amounts to be paid by an Indemnifying Party hereunder shall bear interest at a rate per annum equal to the Prime Rate, calculated and payable monthly, both before and after judgement, with interest on overdue interest at the same rate, from the date that the Indemnified Party disbursed funds, suffered damages or losses or incurred Damages in respect of Damages for which the Indemnifying Party is liable to make payment, to the date of payment by the Indemnifying Party to the Indemnified Party.

ARTICLE 11– TERMINATION

Section 11.1 Termination Rights

This Agreement may be terminated on or prior to the Closing Date:

(a) by mutual written agreement of the Vendor and the Purchaser;

(b) by Notice given by the Purchaser to the Vendor as permitted in Section 9.1 for failure of a condition to be satisfied if the Purchaser has not waived such condition at or prior to the Outside Date;

(c) by Notice given by the Vendor to the Purchaser as permitted by Section 9.2 for failure of a condition to be satisfied if the Vendor has not waived such condition at or prior to the Outside Date; or

(d) by Notice given by either Party a specific right of termination is given to that Party in this Agreement or if there has been a material breach of any provision of this Agreement by the other Party and such breach has not been waived by the non-breaching Party.

Section 11.2 Effect of Termination

(1) Each Party's right of termination under this Article is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing in this Article limits or affects any other rights or causes of action any Party may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement. If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

(2) If this Agreement is terminated pursuant to Section 11.1, all obligations of the Parties under this Agreement will terminate, except that if this Agreement is terminated by a Party because of a breach of this Agreement by the other Party or because a condition for the benefit of the terminating Party has not been satisfied because the other Party has failed to perform any of its obligations or covenants under this Agreement, the terminating Party's right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 12 – MISCELLANEOUS

Section 12.1 Further Assurances

Each Party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Agreement and to complete the Purchase.

Section 12.2 Brokers

Each of the Parties represents to the other that it has not employed any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee from the other or any commission upon consummation of the transaction.

Section 12.3 Notice

Unless otherwise specified, each Notice to a Party must be given in writing and delivered personally or by courier, sent by prepaid registered mail or transmitted by fax to the Party as follows:

If to the Vendor:

Name: CanAm Bioresearch Inc.
Address: 9-1250 Waverley St., Winnipeg, Manitoba, R3T 6C6
Attention: Marcus Enns
Email Address: [redacted]

If to the Purchaser:

Name: Medicure International Inc.
Address: 2-1250 Waverley St., Winnipeg, Manitoba, R3T 6C6
Attention: Dr. Neil Owens and Dr. Arnold Naimark
Email Address: [redacted]

or to any other address, email address or Person that the Party designates. Any Notice, if delivered personally or by courier, will be deemed to have been given when actually received, if transmitted by email before 3:00 p.m. on a Business Day, will be deemed to have been given on that Business Day, and if transmitted by email after 3:00 p.m. on a Business Day, will be deemed to have been given on the Business Day after the date of the email.

Section 12.4 Time

Time shall be of the essence in all respects of this Agreement.

Section 12.5 Governing Law

This Agreement and each document contemplated by or delivered under or in connection with this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Manitoba, and each of the Parties irrevocably attorns to the non-exclusive jurisdiction of the courts of Manitoba.

Section 12.6 Entire Agreement

This Agreement and the attached Schedules constitute the entire agreement between the Parties with respect to the subject matter and supersede all prior agreements, negotiations discussions, undertakings, representations, warranties and understandings, whether written or oral. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth herein. The Parties are not relying on any other information, discussion or understanding in entering into this Agreement and completing the Purchase.

Section 12.7 Amendment

Except as expressly provided in this Agreement, no amendment, supplement, restatement or termination of any provision of this Agreement is binding unless it is in writing and signed by each Person that is a party to this Agreement at the time of the amendment, supplement, restatement or termination.

Section 12.8 Waiver

No waiver of any provision of this Agreement is binding unless it is in writing and signed by all the Parties to this Agreement entitled to grant the waiver. No failure to exercise, and no delay in exercising, any right or remedy, under this Agreement will be deemed to be a waiver of that right or remedy. No waiver of any breach of any provision of this Agreement will be deemed to be a waiver of any subsequent breach of that provision.

Section 12.9 Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(a) the legality, validity or enforceability of the remaining provisions of this Agreement; or

(b) the legality, validity or enforceability of that provision in any other jurisdiction.

Section 12.10 Remedies Cumulative

The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

Section 12.11 Assignment and Enurement

No Party may assign this Agreement without the prior written consent of the other Parties. This Agreement enures to the benefit of and binds the Parties and their respective successors and permitted assigns.

Section 12.12 Submission to Jurisdiction

Each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Manitoba.

Section 12.13 Counterparts and Facsimile

This Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by facsimile or electronic transmission and such transmissions shall constitute delivery of an executed copy of this Agreement to the receiving Party.

The Parties have executed this Agreement.

MEDICURE INTERNATIONAL INC.

By: *"Ricardo Knight"*

Name: Ricardo Knight

Title: President

CANAM BIORESEARCH INC.

By: *"P. Marcus Enns"*

Name: P. Marcus Enns

Title: President

Schedule 1.1(22) – Excluded Assets

None.

Schedule 1.1(57) – Purchased Assets

Virtual Data Room Folder	Description	Contents
Analytical Reports	8 P5P pH stability reports	HPLC chromatograms of P5P-derivatives under different pH and buffer conditions
	4 P5P pH stability reports	HPLC chromatograms of P5P-derivatives under different pH and buffer conditions, with UV plots
	2 LCMS reports	Mouse plasma study for deuterated P5P-derivatives by LCMSMS
	2 LCMS reports	Mouse plasma study for deuterated P5P-derivatives by LCMSMS
Chemistry Reports	170 page report	Synthetic schemes and characterization data related to synthesis and analysis of P5P-derivatives and salts
	62 weekly update reports	Synthetic schemes, characterization data, photos related to synthesis and analysis of P5P-derivatives, prodrugs and salts
	26 weekly update reports	Synthetic schemes, characterization data, photos related to synthesis and analysis of P5P-derivatives, prodrugs and salts
	8 weekly update reports	Synthetic schemes, characterization data, photos related to synthesis and analysis of P5P-derivatives, prodrugs and salts
	15 weekly update reports	Synthetic schemes, characterization data, photos related to synthesis and analysis of P5P-derivatives, prodrugs and salts
	109 weekly update reports	Synthetic schemes, characterization data, photos related to synthesis and analysis of P5P-derivatives, prodrugs and salts
Characterization Information	Characterization information for 43 compounds synthesized to support the patent filing	1H NMR, mass spectrometry and HPLC data, structural drawings for each compound
	Characterization information for 107 compounds synthesized to support the patent filing	1H NMR, mass spectrometry and HPLC data, structural drawings for each compound
In vitro studies	Summary report	Summary of P5P and relative P5P formed by P5P-derivatives in rat blood

	Rat hepatocyte study by LCMSMS	Report, raw data, and calculations of testing of P5P-derivaties in rat plasma
	Rat (SD) plasma in vitro (Innovative Research) results	Report, raw data, and calculations of testing of P5P-derivaties in rat plasma
	Rat (SD) plasma in vitro (Innovative Research) results	Report, raw data, and calculations of testing of P5P-derivaties in rat plasma
	Rat (SD) plasma in vitro (Innovative Research) results	Report, raw data, and calculations of testing of P5P-derivaties in rat plasma
	Protocol	Protocol for Plasma conversion assay
	Summary report	Summary report of rat blood assay results for P5P-derivatives
Patents and Literature	Summary and experimental data	Summary and experimental data of P5P-derivatives for patent filing
	Provisional patent	Provisional patent file
	Figures of P5P prodrugs	Figures of P5P-derivatives and prodrugs used for patent filing
	7 Patent files	Related patent filings
	Patent files	Draft patent document
	Outlook email	Correspondence related to draft patent
	41 literature publications	Literature publications referenced or referred to for patent filing
Pharmacokinetics	Summary of dosing solution for AMP 1676	Summary of dosing solution for AMP 1676
	Rat PK PO study for P5P2020-008-01 by LCMSMS	Analytical method, in vivo data, raw data and calculations for P5P-derivative
	Rat PK PO study for P5P2020-006-01 by LCMSMS	Analytical method, in vivo data, raw data and calculations for P5P-derivative
	Rat PK PO study for P5P2020-006-01 by LCMSMS	Analytical method, in vivo data, raw data and calculations for P5P-derivative
	Summary of dosing solution for AMP 1833	Summary of dosing solution for AMP 1833
	3 Rat PK IV studies by LCMSMS	Analytical method, in vivo data, raw data and calculations for P5P-derivative

	3 Rat PK PO studies by LCMSMS	Analytical method, in vivo data, raw data and calculations for P5P-derivative
	Summary of dosing solution for AMP 1614	Summary of dosing solution for AMP 1614
	PK study protocol	PK study protocol
	2 Rat PK IV studies by LCMSMS	Analytical method, in vivo data, raw data and calculations for P5P and P5P-derivative
	2 Rat PK PO studies by LCMSMS	Analytical method, in vivo data, raw data and calculations for P5P and P5P-derivative
	Summary report	Summary report of PK study at NuChem Therapeutics for P5P-derivatives
SAR	Structure-Activity Relationship analysis	Summary and SAR of P5P-derivatives and prodrugs
Study Protocols	4 rat PK protocols	Protocols for PK analysis in rats for 4 P5P-derivatives
	2 rat PK protocols	Protocols for PK analysis in rats for 2 P5P-derivatives
	Work order	Work order for Nuchem to carry out rat PK study

The "**Patent**" consists of the following patent application:

Title	**Jurisdiction/Patent Authority**	**Application/ Publication Number**	**Filing Date**	**Publication Date**
PYRIDOXAL-5-PHOSPHATE (P5P) ANALOGS	WIPO via Canadian PCT Receiving Office	International Patent Application No. PCT/CA2022/051832	December 15, 2022	June 22, 2023 under International Publication No. WO 2023/108286

The Purchased Assets shall include all of the Vendor's right, title and interest in and to the properties, assets, interests and rights of the Vendor which are related to the Business, other than the Excluded Assets, including the Intellectual Property and the Books and Records.

Schedule 3.1 – Assumed Liabilities

The Purchaser shall assume reasonable outstanding expenses incurred by the Vendor in connection with completion of the filings with respect to Patent necessary to satisfy the Purchaser's condition set out at Section 9.1(8).

Schedule 6.4(4) – Contracts

None.

Schedule 6.5(3) – Litigation

None.